UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EURONEXT MARKET SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 MAIDEN LANE, 15TH FLOOR
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity (770) 263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril SolomonBertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

250 Pehle Avenue, Suite 601	Saddle Brook	NJ	07663
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan Goldstein _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
EURONEXT MARKET SERVICES LLC _____, as
of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



Signature

Chief Executive Officer

Title

State of New York)
County of New York) : ss

On this 1st day of March, 2021, Allan Goldstein, whose
name is subscribed on this document, personally known to me,
appeared before me by video and
signed this document.

Notary Public

SUSAN DAUBER
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DA6269131
Qualified in New York County
My Commission Expires 09-17-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURONEXT MARKET SERVICES LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019

C O N T E N T S

RotenbergMeril

CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Euronext Market Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Euronext Market Services LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2018.

Saddle Brook, New Jersey
March 1, 2021

1


Euronext Market Services, LLC
Statement of Financial Condition
December 31, 2020


Assets

Cash and cash equivalents	$ 920,796
Due from Parent - Deferred tax benefit	204,775
Accounts receivable	217,379
Unbilled receivables	105,647
Prepaid expenses and other assets	4,906
Total assets	**$ 1,453,503**

Liabilites and member's equity

Liabilities

Due to related parties	$ 177,678
Accounts payable and accrued expenses	30,327
Total liabilities	208,005
Member's equity	1,245,498
Total liabilities and member's equity	**$ 1,453,503**

See notes to financial statements.

NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business
Euronext Market Services LLC (the "Company") is a wholly-owned subsidiary of Euronext US, Inc. (the "Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in July 2017. On September 10, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company was originally approved by FINRA to do business as an alternative trading system ("ATS") to trade U.S. corporate debt securities and U.S. Treasury securities, but the Company is not currently actively engaged as an ATS. In addition, the Company offers SEC Rule 28(e) soft dollar trade reconciliation services between other FINRA broker dealers and their asset manager clients. These services are limited to accounting, reconciliation, and retention services of soft dollar transactions uploaded and systemized through trade reconciliation technology provided by an affiliate, Commcise Software Limited (the "Affiliate"). See Note 7 for related party transactions.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities and does not carry accounts of or for customers.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing the financial statement in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Revenue Recognition

The Company accounts for revenue under the provisions of ASC 606, *Revenue from Contracts with Customers.* Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are resolved monthly as services are performed under the terms of the contracts.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records an unbilled receivable when revenue is recognized prior to invoicing and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company records accounts receivables when services are billed to the customer.

The Company had receivables related to revenues from contracts with customers of $323,026 at December 31, 2020, consisting of $105,647 of unbilled receivables, and $217,379 of accounts receivable. The Company expects the entirety of these receivables to be collected in accordance with the invoice terms in 2021. At December 31, 2020, the Company had no deferred revenue related to upfront fees. Deferred revenue of $24,445 at December 31, 2019 was recognized in revenue in the year ended December 31, 2020.

Contract Costs

Incremental costs of obtaining a contract are capitalized if they are not expected to be recovered. Incremental contract costs that have an amortization period of one year or less are expensed as a practical expedient. There were no incremental contract costs during 2020. The Company does not incur any other contract costs with the exception of the services provided by the Affiliate. At December 31, 2020, the Company owes the Affiliate $159,000.

Income Taxes

The Company is a single member limited liability company, which has elected to be taxed as a corporation for income tax reporting purposes. The Company is included in a consolidated federal, NYS and NYC group return of its Parent.

Since the transactions reported in the Company's financial statements have income tax implications to the Parent, management believes that the Company's financial statements should reflect income tax expense and deferred income tax assets and liabilities attributable to the Company. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset within the Parent's group return. Future realization of the deferred tax benefit depends on the existence of sufficient group taxable income within the carry-forward period. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Parent has evaluated the Company's tax positions and concluded that the Company has no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Financial Instruments - Credit Losses

On January 1, 2020, the Company adopted ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company adopted ASU 2016-13 using the modified-retrospective approach. The modified-retrospective approach requires an entity to recognize a cumulative effect adjustment to member's equity as of the beginning of the first reporting period in which the guidance is effective. As of January 1, 2020, the adoption of this standard did not have an impact on its statement of financial condition. The Company's assets within the scope of ASU 2016-13 include accounts receivable and unbilled receivables. For these financial instruments within the guidance's scope, the expected credit losses were determined to be immaterial considering the counterparty's credit quality, an insignificant history of credit losses, and/or the short-term nature of the credit exposure.

NOTE 3 -   CONTINGENCIES

Legal Matters
From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest averse to our interest.

NOTE 4 -   CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. From time to time, the Company's balances may exceed these limits. At December 31, 2020 the Company's cash balance account had approximately $670,797 in excess of the federally-insured limits. The Company has not incurred any losses in its account.

The Company provides its support and operational services to its customers through the Affiliate pursuant to the intercompany services agreement as discussed in Note 7.

NOTE 5-   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $712,791, which exceeded its requirement of $13,867 by $698,924. The ratio of aggregate indebtedness to net capital was .29 to 1.

NOTE 6 -   INCOME TAXES

As of December 31, 2020, the Company's total amount due from Parent related to the recorded deferred tax assets is $204,775 consisting of $158,862 from net operating losses and $116,526 from capitalized start-up costs, net of a valuation allowance of $70,613.

As of December 31, 2020, federal net operating losses that have been or will be utilized by the Parent to reduce taxable income in the Parent's group return amounted to $466,901. The Parent's group returns for 2018 through 2020 are subject to federal, state and local examination.

NOTE 7 -   RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. The Parent allocated expenses of $255,546 to the Company during the year ended December 31, 2020. Additionally, Euronext Markets Americas LLC, a subsidiary of the Parent, allocated compensation expenses related to one employee of $20,279 to the Company as part of the administrative services agreement during the year ended December 31, 2020. The total expenses of $275,825 consists of occupancy of $6,892, compensation of $256,933, and professional fees of $12,000.

Effective December 1, 2019, the Company entered into an intercompany services agreement with the Affiliate. Pursuant to the agreement, the Affiliate provides accounting, reconciliation, and retention services of soft dollar transactions uploaded and systemized through the affiliate's trade reconciliation technology.

Related party transactions:

Parent - Euronext US Inc.
Affiliate 1 – Euronext Markets Americas LLC.
Affiliate 2 – Commcise Software Limited

	2020
Receivables due from related party:	
- Parent (a)	$ 204,775
Payables due to related parties:	
- Parent (b)	$ 15,125
- Affiliate 1 (c)	3,553
- Affiliate 2 (d)	159,000
	$ 177,678

a) Consists of the receivable of the tax assets from the Parent.
b) Consists of the balance owed under the administrative services agreement.
c) Consists of the balance owed under the administrative services agreement.
d) Consists of the balance owed under the intercompany services agreement.

NOTE 8 -   Impact of COVID-19

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. Our operations have continued during the COVID-19 pandemic and we have not had significant disruption.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; and the development and effectiveness of widespread testing or a vaccine.

NOTE 9 -   SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.